Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

September 3, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Michael C. Foland

Re:	Solutions Vending International, Inc. Draft First Amendment to Offering Statement on Form 1-A Submitted March 31, 2020 CIK No. 0001759081 File No. 024-11184

Dear Mr. Foland:

This letter is submitted on behalf of our client, Solutions Vending International, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed March 31, 2020, as amended.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated September 2, 2020; referencing where appropriate, the revisions made in Amendment No. 5 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Amendment No. 4 to Offering Statement on Form 1-A

1.	Comment: Please file the complete escrow agreement (Exhibit 8.1). We note the reference to Schedule A, which is not included with the filed agreement. We also note that the maximum offering listed in the escrow agreement is not consistent with the amount disclosed in your offering memorandum. Please advise.

Response: We have revised the escrow agreement in accordance with the Staff’s comments.

The changes reflected in Amendment No. 5 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated September 2, 2020.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks